Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON NOVEMBER 15, 2017

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at 9F, Jinko Building, 99 Shouyang Road, Jingan District, Shanghai, China on November 15, 2017 at 10:00 a.m. (Beijing time) for the following purposes:

1.	To re-elect Mr. Longgen Zhang (whose resume is attached hereto as Exhibit A) as a director of the Company;
2.	To re-elect Mr. Yingqiu Liu (whose resume is attached hereto as Exhibit A) as a director of the Company;
3.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2017;
4.	To authorize the directors of the Company to determine the remuneration of the auditors;
5.	To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit;
6.	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2016, and the report of the board of directors; and
7.	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on October 13, 2017 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2016 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2016, and the report of the board of directors, please visit the Investor Relations Section of the Company’s website at www.jinkosolar.com. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2016 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 9F, Jinko Building, 99 Shouyang Road, Jingan District, Shanghai, China, Attention: Mr. Gener Miao, or by email to mg@jinkosolar.com or by fax to Mr. Gener Miao at 0086-21-51808600 as soon as possible and in any event no later than 10:00 a.m. November 10, 2017 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, to the extent practicable and legally permissible, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li
Chairman of the Board of Directors
Date: October 12, 2017

Exhibit A

Resume of candidates for directors:

Mr. Longgen Zhang has been our director since May 2014 and our financial advisor since September 2014. He was our chief financial officer from September 2008 to September 2014. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

Mr. Yingqiu Liu has been an independent director of our company since April 2015. Mr. Liu is a member of the China Federation of Industry and Commerce Committee, a Specially Invited Vice President of the China Association of Small and Medium Enterprises, a Vice Director of China Research Society of Urban Development, a member of the Chinese Economic Social Development Council, a member of China International Culture Exchange Centre and the Director General of the Center for Private Economic Studies in the Chinese Academy of Social Sciences (“CASS”). Mr. Liu was previously the President of the University of CASS, the Vice Director General of Scientific Research Bureau of CASS, a visiting professor in University of Michigan, the Vice-Governor of Hulun Buir League in Inner-Mongolia, the Director of Macroeconomics Research Department of the Economic Institute in CASS and the Vice-Director of Socialist economic theory Research Department in Nankai University. Mr. Liu graduated from Nankai University with a doctor degree in economics in April 1991. In 1993, Mr. Liu was recognized as an expert who enjoys the life-time special allowance by the State Council.